UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: April 7, 2010
Babcock & Brown Air Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..

On April 1, 2010, Babcock & Brown Air Limited (“B&B Air”) entered into an agreement to repurchase 2,011,264 of its shares from Babcock & Brown Limited (“B&B”) at a price of $8.78 per share. These repurchased shares represent approximately 6.6% of B&B Air’s outstanding shares as of December 31, 2009.
B&B Air also announced that the current management team of Babcock & Brown Aircraft Management has entered into an agreement to purchase substantially all of the aviation assets of B&B and its affiliates, including Babcock & Brown Aircraft Management, Babcock & Brown Air Management Co. Limited and certain other companies that manage and service B&B Air and its aircraft portfolio. B&B Air intends to partner with the current management team of Babcock & Brown Aircraft Management to invest in BBAM Limited Partnership (“BBAM LP”), a newly formed, privately-held aircraft leasing and management business. B&B Air intends to purchase a 15% interest in the new business which will provide management services to B&B Air and will service B&B Air’s portfolio. At closing, the remaining 85% interest in the new business will be owned by the current management team of Babcock & Brown Aircraft Management.
As part of the transactions, the management team of BBAM LP has agreed to acquire an additional 1,000,000 B&B Air shares from B&B at a price of $8.78 per share. These purchased shares represent approximately 3.3% of B&B Air’s outstanding shares as of December 31, 2009.
The closing of these transactions is subject to customary closing conditions, including obtaining certain necessary consents and approvals. In connection with the closing of the transactions, B&B Air intends to make certain amendments to its management agreement, debt facilities and related servicing agreements.
Cautionary Statement Regarding Forward-Looking Statements
This report on Form 6-K contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
This report on Form 6-K is hereby incorporated by reference into B&B Air’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009, and Registration Statement on Form F-3, as amended (Reg. No. 333-163036), first filed with the Securities and Exchange Commission on November 10, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babcock & Brown Air Limited (Registrant)
Date: April 7, 2010	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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